SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

LINCOLN ADVISORS TRUST

Address of Principal Business Office:

1300 South Clinton Street

Fort Wayne, Indiana 46802

Telephone Number: 260-455-2000

Name and address of agent for service of process:

Jill R. Whitelaw, Esq.

Chief Counsel - Funds Management

Lincoln Financial Group

150 N. Radnor-Chester Road

Radnor, Pennsylvania 19087

Copies to:

Robert A. Robertson, Esq.

Dechert LLP

2010 Main Street, Suite 500

Irvine, California 92614

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  [X]    NO  [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Radnor, in the Commonwealth of Pennsylvania on the 15th day of July, 2011.

LINCOLN ADVISORS TRUST

By:	/s/ Jill R. Whitelaw
Jill R. Whitelaw
Secretary

Attest:	/s/ John A. Weston
John A. Weston
Vice President and Chief Compliance Officer